CONCORD ELECTRIC COMPANY

TO

STATE STREET BANK AND TRUST COMPANY, TRUSTEE

_____

TENTH

SUPPLEMENTAL INDENTURE

Dated as of January 15, 2001

_____

THIS SUPPLEMENTAL INDENTURE, dated and entered into as of January 15, 2001, by and between CONCORD ELECTRIC COMPANY, a corporation duly organized and existing under the laws of the State of New Hampshire (hereinafter commonly referred to as the *"Company"*) (its Federal tax identification number being 02-0121400) and STATE STREET BANK AND TRUST COMPANY, a Massachusetts trust company, as successor Trustee to Old Colony Trust Company under the Indenture of Mortgage and Deed of Trust referred to in the first recital hereof (hereinafter, together, as appropriate, with each predecessor trustee, commonly referred to as the *"Trustee"*);


WITNESSETH:


WHEREAS, the Company heretofore duly executed and delivered to the Trustee its Indenture of Mortgage and Deed of Trust (hereinafter generally referred to as the *"Original Indenture"* and sometimes referred to, with each and every other instrument, including this Supplemental Indenture, which the Company may execute with the Trustee and which is therein stated to be supplemental to the Original Indenture, as the *"Indenture"*)*,* dated as of July 15, 1958, but actually executed on September 18, 1958, and recorded, among other places, in Merrimack County, New Hampshire, Registry of Deeds, Volume 832, Page 96, and in the Office of the City Clerk of the City of Concord, New Hampshire, Volume 188, Page 156 and duly recorded First, Second, Third, Fourth, Fifth, Sixth, Seventh, Eighth and Ninth of July 1, 1975, as of March 28, 1984, as of June 1, 1984, as of October 29, 1987, as of August 29, 1991, as of October 14, 1994 and as of September 1, 1998, respectively, to which this instrument is supplemental and in modification and confirmation thereof, whereby substantially all of the properties of the Company used by it in its electric business, whether then owned or were given, granted, bargained, sold, warranted, pledged, assigned, transferred, mortgaged and conveyed to the Trustee, its successors and assignees, in trust upon the terms and conditions set forth therein to secure bonds of the Company issued and to be issued thereunder, and for other purposes more particularly specified therein; and

WHEREAS, effective January 4, 1971 Old Colony Trust Company was merged into The First National Bank of Boston, which thereupon succeeded to the trusts under the Indenture; and

WHEREAS, effective May 1, 1996 The First National Bank of Boston resigned as trustee under the Indenture and the Company appointed State Street Bank and Trust Company as successor trustee, which accepted such appointment and thereupon succeeded to the trusts under the Indenture; and

WHEREAS, there are now outstanding under the Mortgage $6,000,000 in principal amount of First Mortgage Bonds, Series I, and $10,000,000 in principal amount of First Mortgage Bonds, Series J; and

WHEREAS, the Company wishes to amend certain provisions of the Indenture; and

WHEREAS, Article Sixteen of the Original Indenture authorizes modification of the provisions of the Indenture and prescribes appropriate procedures for this purpose, including the execution of a supplemental indenture between the Company and the Trustee setting forth the modifications to be adopted; and

WHEREAS, the holders of all outstanding Bonds have assented to and authorized the Trustee to enter into this Tenth Supplemental Indenture and have assented to the modifications to the Indenture as provided herein;

Now, THEREFORE, in consideration of the premises, and of other good and valuable consideration, the receipt whereof is hereby acknowledged, and in confirmation of and supplementing the Original Indenture and the First, Second, Third, Fourth, Fifth, Sixth, Seventh, Eighth and Ninth Supplemental Indentures and in performance of and compliance with the provisions thereof, it is hereby covenanted, declared and agreed, upon the trusts and for the purposes aforesaid, as set forth in the following covenants, agreements, conditions and provisions, viz.:

ARTICLE ONE

AMENDMENTS TO ORIGINAL INDENTURE

Section 1.01. The form of certificate of net bondable expenditures contained in Section 4.01 of the Original Indenture is hereby restated in its entirety to read as set forth in Annex A hereto.

Section 1.02. Section 4.04 of the Original Indenture is hereby restated in its entirety to read as follows:

"*Section 4.04.* Additional bonds of any series issued after the execution and delivery of the Tenth Supplemental Indenture may be issued hereunder to the extent of sixty-eight per cent (68%) of net bondable expenditures for property additions; provided that property additions bonded prior to the execution and delivery of the Tenth Supplemental Indenture on the basis of sixty per cent (60%) of net bondable expenditures for property additions shall be recalculated on the basis of sixty-eight per cent (68%) thereof, all as shown by the certificate of net bondable expenditures required by subparagraph (1) of Section 4.05 hereof; provided further that the earnings available for interest charges as shown by the certificate required by subparagraph (3) of said Section 4.05 hereof are equal at least to two (2) times the annual interest requirements stated in such certificate."

Section 1.03. The lead-off clause of Section 6.02 of the Original Indenture is hereby restated in its entirety to read as follows:

"*Section 6.02.* Cash received by and on deposit with the Trustee under the provisions of this Article after the execution and delivery of the Tenth Supplemental Indenture may on orders of the Company be withdrawn, from time to time, to the extent of sixty-eight per cent (68%) of net bondable expenditures for property additions provided that property additions bonded prior to the execution and delivery of the Tenth

Supplemental Indenture on the basis of sixty per cent (60%) of net bondable expenditures for property additions shall be recalculated on the basis of sixty-eight per cent (68%) thereof, all as shown in the pertinent certificate responsive to subparagraph (1) of this Section, upon receipt by the Trustee of:"

ARTICLE TWO

MISCELLANEOUS PROVISIONS

Section 2.01. The Company covenants that, except as to that part of the trust estate which may hereafter be acquired by it, it is now well seized of the physical properties by it hereby mortgaged or intended so to be and has good right, full power, and lawful authority to make this Tenth Supplemental Indenture and to subject such physical properties to the lien of the Original Indenture as heretofore and hereby supplemented; and that, subject to the provisions of the Original Indenture as heretofore and hereby supplemented, it has and will preserve good and indefeasible title to all such physical properties and will warrant and forever defend the same to the Trustee against the claims of all persons whomsoever.

Section 2.02. The use of terms and the construction of the provisions hereof shall be in accordance with the definitions, uses and constructions contained in the Original Indenture as heretofore and hereby supplemented.

Section 2.03. The Trustee shall be entitled to, may exercise and shall be protected by, where and to the full extent that the same are applicable, all the rights, powers, privileges, immunities and exemptions provided in the Original Indenture as so supplemented as if the provisions concerning the same were incorporated herein at length. The Trustee under the Original Indenture shall *ex officio* be Trustee hereunder. The recitals and statements in this Tenth Supplemental Indenture shall be taken as statements by the Company alone, and shall not be considered as made by or as imposing any obligation or liability upon the Trustee, nor shall the Trustee be held responsible for the legality or validity of this Supplemental Indenture, and the Trustee makes no covenant or representation, and shall not be responsible, as to and for the effect, authorization, execution, delivery or recording of this Tenth Supplemental Indenture. The Trustee shall not be taken impliedly to waive by this Tenth Supplemental Indenture any right it would otherwise have. As provided in the Original Indenture, this Tenth Supplemental Indenture shall hereafter form a part of the Original Indenture as heretofore supplemented.

The remedies and provisions of the Original Indenture as so supplemented applicable in case of any default by the Company thereunder are hereby adopted and made applicable in case of any default with respect to the properties included herein and, without limitation of the generality of the foregoing, there are hereby conferred upon the Trustee the same powers of sale and other powers over the properties described herein as are expressly to be conferred by the Original Indenture as heretofore supplemented.

Section 2.04. Whenever reference is made in this Tenth Supplemental Indenture to a Section or an Article of the Original Indenture and such Section or Article has been amended by this instrument or any of the indentures supplemental to the Original Indenture enumerated hereinabove, or two or more of them, then such reference shall be to such Section or Article as so amended, whether or not herein expressly so stated.

Section 2.05. The Company, at its own cost and expense, will forthwith, upon the execution and delivery by the parties hereto of this Tenth Supplemental Indenture, cause the same to be recorded pursuant to law in all offices for the recording of mortgages of real or personal property in which such recordation is necessary in order to perfect and protect the lien hereof, and, in any event, in all such offices in which it has caused or may cause the Original Indenture to be recorded.

Section 2.06. This Tenth Supplemental Indenture shall become void when the Original Indenture shall be void.

Section 2.07. This Tenth Supplemental Indenture may be executed in any number of counterparts, each of which shall be an original and all of which shall constitute but one and the same instrument.

Section 2.08. The cover of this Tenth Supplemental Indenture and all article and description headings herein are inserted for convenience only, and shall not effect any construction or interpretation hereof.

IN WITNESS WHEREOF, Concord Electric Company has caused this instrument to be executed in its corporate name by its President, one of its Vice Presidents or its Treasurer and its corporate seal to be hereunto affixed and to be attested by the Secretary of the Board of Directors or its Secretary, and State Street Bank and Trust Company, to evidence its acceptance of the trust hereby created, has caused this instrument to be executed in its corporate name and its corporate seal to be hereunto affixed by one of its authorized officers, all as of the day and year first above written.

(Corporate Seal)

ATTEST: CONCORD ELECTRIC COMPANY

/s/ Sandra L. Whitney   By: /s/ Mark H. Collin
     Secretary   Name: Mark H. Collin
                                                   Title: Treasurer

Signed, sealed and delivered by
  Concord Electric Company
  in the presence of:

/s/ Charles J. Kershaw, Jr.

                                                STATE STREET BANK AND TRUST COMPANY,
                                                   Trustee

                                                By: /s/Laura S. Cawley
                                                     Authorized Officer

(Corporate Seal)

Signed, sealed and delivered by
  State Street Bank and Trust
  Company in the presence of:

/s/ John A. Brennan

STATE OF NEW HAMPSHIRE)
) SS
COUNTY OF ROCKINGHAM)

On this 23rd day of March, 2001, before me personally appeared Mark H. Collin, to me personally known, who, being by me duly sworn, did say that he is the Treasurer of Concord Electric Company, that the seal affixed to the foregoing instrument was signed and sealed by him on behalf of said corporation by authority of its Board of Directors; and the said Mark H. Collin acknowledged said instrument to be the free act and deed of said corporation.

                                            /s/ Chad R. Dixon
                                            Notary Public
                                            My Commission Expires: January 4, 2006

                                            (Notarial Seal)

COMMONWEALTH OF MASSACHUSETTS)
) SS
COUNTY OF SUFFOLK)

On this 6th day of April, 2001, before me personally appeared Laura S. Cawley, to me personally known, who, being by me duly sworn, did say that she is an authorized officer of State Street Bank and Trust Company, and that the foregoing instrument was signed by her on behalf of said Bank by authority of its Board of Directors; and the said Assistant Vice President acknowledged said instrument to be the free act and deed of said Bank

                                            /s/ Paul A. Preziosi
                                            Notary Public
                                            My Commission Expires: November 24, 2006

                                            (Notarial Seal)

ENDORSEMENT

State Street Bank and Trust Company, Trustee, being the Mortgagee under the foregoing Tenth Supplemental Indenture, hereby consents to the cutting of any timber standing upon any of the lands conveyed by the said Tenth Supplemental Indenture and to the sale of any such timber so cut as well as any personal property conveyed by said Tenth Supplemental Indenture to the extent, but only to the extent, that such cutting and sale is permitted under the provisions of the Mortgage referred to in said Tenth Supplemental Indenture.

Dated: Boston, Massachusetts, April 6, 2001.

STATE STREET BANK AND TRUST COMPANY,
Trustee

By: /s/ Laura S. Cawley
Authorized Officer

Signed, sealed and delivered by
State Street Bank and Trust
Company in the presence of:

/s/ John A. Brennan

The form of certificate of net bondable expenditures contained in Section 4.01 of the Original Indenture shall read as follows:

(FORM OF CERTIFICATE)
CONCORD ELECTRIC COMPANY

Certificate of Net Bondable Expenditures for Property Additions filed with STATE STREET BANK AND TRUST COMPANY, Trustee, under Indenture of Mortgage and Deed of Trust dated as of July 15, 1958, as amended and supplemented (the *"Indenture"*).

The undersigned, _____ and _____, being President and Treasurer, respectively, of Concord Electric Company (the *"Company"*), a New Hampshire corporation, being duly sworn, depose and state as follows:

Upon application for Authentication and Delivery under Article Four of $_____ of First Mortgage Bonds, Series

> (or here substitute appropriate language if certificate is in connection with withdrawal of cash or taking of credit)

the undersigned do hereby certify that the summary statements herein contained covering the period from May 31, 1958 to the date hereof are correct and complete, that the property additions for which the gross expenditures hereinafter referred to have been made constitute property additions as defined in Section 4.01A of said Indenture and that said Company is now entitled to have authenticated and delivered said amount of First Mortgage Bonds, Series

> (or here substitute appropriate language with respect to the withdrawal of cash or the taking of credit)

COMPUTATION OF NET EXPENDITURES FOR PROPERTY ADDITIONS

(1)   *Gross Expenditures for Property Additions*, beginning with June 1, 1958 to the date of this certificate.. $_____

> [Here insert statement respecting new gross expenditures required by (i) of Section 4.01I.]

LESS

(2)   *Net Retirements,* beginning with June 1, 1958 to the date of this certificate, computed as follows:

(a) Retirements, beginning with June 1, 1958 to the date of this certificate............................. $_____

> [Here insert statement respecting new retirements required by (ii) of Section 4.01I.]

(b) Less all moneys received by or deposited with the Trustee pursuant to:
Section 8.10-$_____;
Section 8.12-$_____;
Section 10.03-$_____;   and
Section 10.04-$_____;   all
from June 1, 1958 to the date of this certificate .... $_____ $_____

EQUALS

(3)   *Net Expenditures for Property Additions*, beginning with June 1, 1958 to the date of this certificate:.. $_____

[(1) minus (2).]

COMPUTATION OF NET BONDABLE EXPENDITURES
FOR PROPERTY ADDITIONS

(As of date of filing of this Certificate)

(4)   *Net Expenditures for Property Additions*, beginning with June 1, 1958 to the date of this certificate:.. $_____

[Same as (3) above.]

LESS

(5)   *Aggregate of Net Bondable Expenditures Heretofore Bonded;* namely, the amount certified pursuant to (5) of the last certificate filed, in the amount of $_____ plus the amount certified pursuant to (11) of said last

.... $_____

EQUALS

(6)   *Net Bondable Expenditures* at date of this certificate .... $_____

[(4) minus (5).]

---

*   For the first certificate filed after the execution and delivery of the Tenth Supplemental Indenture, paragraph (5) above shall reflect the recalculations of property additions bonded prior thereto pursuant to Section 4.04 and Section 6.02 and shall be in the form attached as Schedule 1 to this Annex A.

STATEMENT OF NET BONDABLE EXPENDITURES NOW TO BE BONDED

(7)   147.06% of total of: aggregate principal amount of bonds now to be issued under Article Four $_____; and aggregate amount of cash now to be withdrawn under Article .... $_____

(8)   Total of Net Bondable Expenditures now to be appropriated under Section 8.07 $_____ and Section .... $_____

(9)   147.06% of credits now to be entered against sinking and improvement funds under Article Nine.. $_____

(10)   Aggregate amount of cash for the withdrawal of which application is now made under (a) of Section 11.02.................................... $_____

(11)   Amount of Net Bondable Expenditures, if any, now to be bonded.. $_____

        [Total of (7), (8), (9) and (10).]

(12)   Amount of Net Bondable Expenditures, not now to be bonded .... $_____

        [(6) minus (11).]

        (NOTE: The amount of (11) cannot exceed the amount of the net bondable expenditures existing at the time of the filing of this certificate, namely, the amount certified pursuant to (6) above.)

        [Here insert statements required by Section 16.11 of the Indenture.]

Dated _____

                                            _____
                                            President
                                            Concord Electric Company

                                            _____
                                            Treasurer
                                            Concord Electric Company

        Subscribed and sworn to by _____, President, and _____, Treasurer, of Concord Electric Company, before me this _____ day of _____, 19__.

                                            _____
                                            Notary Public

SCHEDULE 1 TO
ANNEX A

Paragraph (5) for the first certificate filed after the execution and delivery of the Tenth Supplemental Indenture shall contain a recalculation of property additions bonded prior thereto and shall read as follows:

(5) *Aggregate of Net Bondable Expenditures Heretofore Bonded,* recalculated as follows:

(a) Total Net Bondable Expenditures certified pursuant to (5) of the last certificate filed, in the amount of $31,221,518 plus the amount certified pursuant to (11) of said last certificate filed in the amount of $9,083,334 for a total of $40,304,852, all of which were bonded on the basis of a ratio of property additions bonded to bonds issued of 166-2/3% (or a ratio of bonds issued to property bonded of 60%).

(b) Amount of bonds previously issued under Net Bondable Expediture certificates assuming $40,304,852 of bonded property additions were used to issued bonds - $40,304,852 divided by 166-2/3% or $24,182,911 aggregate principal amount of bonds previously issued.

(c) Amount of Net Bondable Expenditures for Property Additions which would have been bonded if bonds issued in (5)(b) above had been issued on the basis of a ratio of bonds issued to property additions bonded of 68% - $24,182,911 divided by 68% or $35,563,104